

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Yigal Shusteri
Chief Executive Officer
Invex Ltd.
401 Ryland Street, Suite 200-A
Reno, NV 89502

> **Re: Invex Ltd.**
>   **Offering Statement on Form 1-A**
>   **Filed April 19, 2022**
>   **File No. 024-11860**

Dear Mr. Shusteri:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. You state that you have designed a platform that allows merchants and users to convert gift cards to virtual currency allowing the transfer of credit from one card to another. Please disclose whether the you intend to use a distributed ledger or a blockchain as part of your platform and whether the Gift coins you have developed are crypto assets for which you intend to use a distributed ledger or blockchain to track and transfer the Gift coins. We may have additional comments after reviewing your revised disclosure.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance